SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

07027762

RECEIVED
2007 NOV -5 A 7:25

31 October 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 30 October 2007 which we released to The Stock Exchange of Hong Kong Limited on 30 October 2007 for publication on the website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

Encl

PROCESSED
NOV 07 2007
THOMSON FINANCIAL

c.c. J P Morgan
- Mr King Ho

E:\cherry\CWTC-Listco\Fin Results\3Q 2007\Despatch\ltr to SEC.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY AN ASSOCIATE – CHINA WORLD TRADE CENTER COMPANY LIMITED, THE PEOPLE'S REPUBLIC OF CHINA

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE THIRD QUARTER AND FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(1) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED ASSOCIATE WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC") PURSUANT TO CHINA SECURITIES REGULATORY COMMISSION'S STANDARDS FOR CONTENTS AND FORMATS OF INFORMATION DISCLOSURE FOR COMPANIES PUBLICLY ISSUING SECURITIES NO. 13 – SPECIAL REQUIREMENTS FOR CONTENTS AND FORMATS OF QUARTERLY REPORT (2007 AMENDMENTS) AND THE LISTING RULES OF THE SHANGHAI STOCK EXCHANGE (2006 AMENDMENTS).

SUMMARY

On 30 October 2007, the Board of Directors of **CHINA WORLD TRADE CENTER COMPANY LIMITED** ("CWTC Listco"), a PRC company listed on the Shanghai Stock Exchange and an approximately 80.14% subsidiary of China World Trade Center Limited ("CWTC Holdco") (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of approximately 40.07% in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the third quarter and for the nine months ended 30 September 2007 which will be published in the newspapers in PRC on 31 October 2007. The unaudited financial statements of CWTC Listco have been prepared in conformity with "Accounting Standards for Business Enterprises" of PRC. The unaudited Profit and Loss Account of CWTC Listco on a consolidated and company basis is provided below.

On 30 October 2007, the Board of Directors of **CWTC** Listco, a PRC company listed on the Shanghai Stock Exchange and an approximately 80.14% subsidiary of CWTC Holdco (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of approximately 40.07% in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the third quarter and for the nine months ended 30 September 2007 which will be published in the newspapers in PRC on 31 October 2007. The unaudited Profit and Loss Account of CWTC Listco on a consolidated and company basis is provided below. Certain comparative figures have been restated retrospectively to conform with the current year's presentation.

CHINA WORLD TRADE CENTER COMPANY LIMITED
UNAUDITED PROFIT AND LOSS ACCOUNT FOR THE THIRD QUARTER AND FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007

	Consolidated			
	For the nine months ended 30 September		For the three months ended 30 September	
	2007	2006 (restated)	2007	2006 (restated)
	RMB	*RMB*	*RMB*	*RMB*
Operating Revenue	654,336,229	622,058,887	214,323,133	208,511,989
Less: Cost of sales	(241,383,948)	(228,231,119)	(84,594,110)	(80,319,100)
Business tax & surcharge	(33,532,032)	(31,953,751)	(11,003,461)	(10,769,932)
Selling expenses	(2,199,581)	(2,339,469)	(1,096,925)	(1,122,713)
Administrative expenses	(38,324,207)	(41,249,499)	(12,506,300)	(13,897,071)
Financial expenses	(6,194,372)	(57,433,994)	419,716	(20,084,394)
Loss on diminution in asset value	-	-	-	-
Add: Gains on changes in fair value	-	-	-	-
Gains on investment	1,141,276	820,096	598,210	339,446
of which: gains on investment derived from associate	1,141,276	820,096	598,210	339,446
Operating Profit	**333,843,365**	**261,671,151**	**106,140,263**	**82,658,225**
Add: Non-operating income	636,983	794,671	409,616	244,327
Less: Non-operating expenses	(933,225)	(567,799)	(697,882)	(220,500)
of which: losses on disposal of non-current assets	(760,759)	(567,799)	(697,882)	(220,500)
Total Profit	**333,547,123**	**261,898,023**	**105,851,997**	**82,682,052**
Less: Income tax expenses	(112,507,776)	(87,443,329)	(34,953,750)	(27,346,027)
Net Profit	**221,039,347**	**174,454,694**	**70,898,247**	**55,336,025**
Net profit attributable to CWTC Listco's shareholders	220,740,773	174,174,834	70,800,658	55,239,615
Net profit attributable to the minority interests	298,574	279,860	97,589	96,410
Earnings Per Share (based on the net profit attributable to CWTC Listco's shareholders of common shares)				
Basic and diluted earnings per share	0.22	0.22	0.07	0.07

	Company			
	For the nine months ended 30 September		For the three months ended 30 September	
	2007	2006 (restated)	2007	2006 (restated)
	RMB	*RMB*	*RMB*	*RMB*
Operating Revenue	621,436,306	594,896,686	202,729,740	198,691,540
Less: Cost of sales	(221,128,823)	(212,168,522)	(77,294,792)	(74,467,175)
Business tax & surcharge	(31,465,951)	(30,301,145)	(10,280,817)	(10,181,847)
Selling expenses	(2,147,900)	(2,324,469)	(1,076,259)	(1,117,913)
Administrative expenses	(37,630,659)	(40,763,334)	(12,176,847)	(13,644,011)
Financial expenses	(6,273,135)	(57,543,223)	399,974	(20,119,166)
Loss on diminution in asset value	-	-	-	-
Add: Gains on changes in fair value	-	-	-	-
Gains on investment	1,141,276	6,137,439	598,210	2,171,243
of which: gains on investment derived from associate	1,141,276	820,096	598,210	339,446
Operating Profit	**323,931,114**	**257,933,432**	**102,899,209**	**81,332,671**
Add: Non-operating income	636,583	794,671	409,216	244,327
Less: Non-operating expenses	(933,225)	(545,618)	(697,882)	(198,319)
of which: losses on disposal of non-current assets	(760,759)	(545,618)	(697,882)	(198,319)
Total Profit	**323,634,472**	**258,182,485**	**102,610,543**	**81,378,679**
Less: Income tax expenses	(108,566,601)	(84,007,651)	(33,664,070)	(26,139,064)
Net Profit	**215,067,871**	**174,174,834**	**68,946,473**	**55,239,615**
Net profit attributable to CWTC Listco's shareholders	215,067,871	174,174,834	68,946,473	55,239,615
Net profit attributable to the minority interests	-	-	-	-
Earnings Per Share (based on the net profit attributable to CWTC Listco's shareholders of common shares)				
Basic and diluted earnings per share	0.21	0.22	0.07	0.07

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS PERTAIN ONLY TO CWTC LISTCO, IN WHICH SA HAS AN EFFECTIVE INTEREST OF APPROXIMATELY 40.07%, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS 50% SHARE OF THE 2007 CONSOLIDATED RESULTS OF CWTC HOLDCO (WHICH WILL ACCOUNT FOR ITS SHARE OF RESULTS IN CWTC LISTCO) IN SA'S 2007 FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 30 October 2007

As at the date of this announcement, the Board of Directors of SA comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purposes only*

END